UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 19, 2019

We refer to the news published today in various media, through which it is indicated that Graña y Montero S.A.A. (the "Company") has filed a request for arbitration with the International Centre for Settlement of Investment Disputes ("ICSID").

In this regard, we ratify the points indicated in the previous paragraph. In effect, after having finished the direct negotiation procedure1, the Company presented a request for arbitration to make effective the collection of the debt maintained by the Peruvian Government in favor of Gasoducto Sur Peruano S.A. ("GSP")2 for the net book value of the assets of the concession of the project "Improvements to the Energy Security of the Country and Development of the Southern Peruvian Gas Pipeline"3.

It should be noted that, to date, the Company has not filed any lawsuit regarding this matter. As a matter of fact, the Company may file the corresponding arbitral lawsuit after the ICSID accepts and registers the request to initiate arbitration and the respective arbitral tribunal is installed.

The Company is committed to inform the market in a timely manner when our request for arbitration is accepted or denied and we formally initiate the arbitration indicated above.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: December 19, 2019

1 Relevant Information Communication of December 21, 2019 (Exp. No. 2018049844).
2 Concessionaire whose shareholders are the Company, Odebrecht Latinvest and Enagás.
3 On January 24, 2017, the Peruvian Government terminated the concession contract and took custody of the concession assets. To date, the State has not re-tendered the concession as stipulated in the concession contract and therefore the value of the concession assets cannot be returned to GSP.